                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  01 December 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07:00	1st December 2009

Allied Irish Banks, p.l.c.
Discretionary Coupon Payments

Following the recent previously announced submission of its restructuring plan, Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] is in the preliminary stage of its engagement with the European Commission ("EC"). The EC will consider over the coming months the competitive effects of state aid on AIB's business and markets.

The EC has indicated that, in line with its policy and pending its assessment of the AIB restructuring plan, AIB should not make coupon payments on its Tier 1 and Tier 2 capital instruments unless under a binding legal obligation to do so.

AIB has agreed to this request by the EC and announces that under the terms of the Stg £350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities of AIB UK 3 LP which has the benefit of a subordinated guarantee of AIB ("the LP3 Preferred Securities") that the non-cumulative distribution on these securities, which would otherwise have been payable on 14 December 2009 will not now be paid. The decision is entirely without prejudice to all of AIB's entitlements under the state aid rules and the EU Treaties.

The effect of this decision by AIB will be to trigger the "Dividend Stopper" provisions of the LP 3 Preferred Securities, so that AIB will be precluded, for a period of one calendar year from and including 14 December 2009, from declaring and paying any distribution or dividend on its "Junior Share Capital", an expression which, at the moment, comprises AIB's ordinary shares ("the Ordinary Shares") and the Irish Government €3.5bn preference shares ("the Preference Shares") issued on 13th May 2009 to the National Pensions Reserve Fund Commission of Ireland ("NPRFC"). AIB is similarly precluded, for the same period of time, from declaring and paying any distribution or dividend (or, where applicable, is bound to procure that no distribution or dividend is declared or paid) on any "Parity Security", an expression which at the moment, comprises AIB's 7.5% Step-up Callable Perpetual Reserve Capital Instruments ("the RCIs") on which an annual Coupon Payment would otherwise be due on 28 February 2010, the Fixed Rate/Floating Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities issued by AIB UK I LP ("the LP 1 Preferred Securities") on which an annual non-cumulative distribution would otherwise be due on 17 December 2009 and the Fixed Rate/Floating Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities issued by AIB UK 2 LP ("the LP 2 Preferred Securities") on which an annual non-cumulative distribution would otherwise be due on 16 June 2010.

Were the Dividend Stopper to remain in force, AIB would be precluded from paying the dividend due on the Preference Shares on 13 May 2010. Under these circumstances, in accordance with the terms of the Preference Shares, the NPRFC would become entitled to be issued, at a date in the future, a number of Ordinary Shares related to the cash amount of the dividend that would otherwise have been payable.

However, consistent with the stated objective of the Minister for Finance of not taking majority stakes in the banks (including in AIB) the preference of each of the Minister for Finance, and AIB is for AIB to pay the dividends normally on the Preference Shares. In furtherance of this objective, the Department of Finance and AIB are in continuing discussions with the EC in respect of AIB's restructuring plan (which is required in compliance with state aid rules), one element of which would allow AIB to resume declaration and payment of dividends and distributions as normal, including the retrospective payment of 14th December dividend on the LP3 Securities to permit payment of the Preference Share dividends in cash.

If a restructuring plan is agreed with the EC on this basis, subject to the terms of the instruments, AIB would intend to pay retrospectively the distribution on the LP 3 Preferred Securities which would have become payable on 14 December on the basis that the Dividend Stopper would be released thereby enabling all other dividend and distribution payments on Parity Securities, and the dividend on the Preference Shares, to be paid in cash on 13th May 2010.

The EC has confirmed to AIB and the Department of Finance that, without prejudice to the outcome of its review of the restructuring plan, it is open, in arriving at its final decision to giving full consideration to the approach outlined above.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-641 2162	Tel: +353-1-641 3894

Forward-looking statements

This document contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of the Group, AIB's Directors and other members of its senior management about the Group's financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group, including statements relating to possible future write-downs or impairments. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'may', 'could', 'would, 'will, 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results of developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates, the risk that the Group may not participate in NAMA or that the NAMA Scheme may turn out to be unsuccessful in achieving its goals, the lack of control over the nature, number and valuation of the assets to be transferred to NAMA and the success of the Group in managing these events.

The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur.

The forward-looking statements speak only as of the date of this document. Except as required by the Irish Financial Regulator, the Irish Stock Exchange, the UK Financial Services Authority, the London Stock Exchange or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this document or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  01 December 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.